UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                                 Amendment No. 2
                    Under the Securities Exchange Act of 1934



                           Build-A-Bear Workshop, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    120076104
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                                     with a copy to:
       Mr. Philip C. Timon                           Robert G. Minion, Esq.
       Endowment Capital Group, LLC                  Lowenstein Sandler PC
       1105 North Market Street, 15th Floor          65 Livingston Avenue
       Wilmington, Delaware 19801                    Roseland, New Jersey  07068
       (302) 472-8000                                (973) 597-2424
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 2, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box.   [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.  120076104
--------------------------------------------------------------------------------
  1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                          Mr. Philip C. Timon
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)
             (b)

--------------------------------------------------------------------------------
  3)   SEC Use Only

--------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions):    WC

--------------------------------------------------------------------------------
  5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                        Not Applicable
--------------------------------------------------------------------------------
  6)   Citizenship or Place of Organization:    United States

--------------------------------------------------------------------------------
        Number of                      7) Sole Voting Power:          2,179,600*
                                          --------------------------------------
        Shares Beneficially            8) Shared Voting Power:                0
                                          --------------------------------------
        Owned by
        Each Reporting                 9) Sole Dispositive Power:     2,179,600*
                                          --------------------------------------
        Person With                   10) Shared Dispositive Power:           0
                                          --------------------------------------
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  2,179,600*

--------------------------------------------------------------------------------
  12)  Check if the  Aggregate Amount in Row (11)  Excludes Certain Shares  (See
       Instructions):             Not Applicable
--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11):      10.6%*

--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions):   IN

--------------------------------------------------------------------------------
*Endowment Capital, L.P., and Long Drive, L.P., each a Delaware limited partnership (collectively, the "Limited Partnerships"), own in the aggregate 2,179,600 shares of the Common Stock, par value $0.01 per share (the "Shares") of Build-A-Bear Workshop, Inc., a Delaware corporation (the "Company"), as of May 7, 2007 (the "Reporting Date"). Endowment Capital Group, LLC, a Delaware limited liability company ("Endowment LLC"), is the sole general partner of each of the Limited Partnerships. Mr. Philip C. Timon is the sole managing member of Endowment LLC. As a result, Mr. Timon possesses the sole power to vote and the sole power to direct the disposition of the Shares held by the Limited Partnerships as of the Reporting Date. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr. Timon is deemed to beneficially own 2,179,600 Shares, or approximately 10.6% of the Shares deemed issued and outstanding as of the Reporting Date. Mr. Timon's interest in the Shares is limited to his pecuniary interest, if any, in the Limited Partnerships.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended and restated in its entirety as follows:

          Based upon information set forth in the Notice of Annual Meeting of Stockholders on Form 14A, as filed with the Securities and Exchange Commission on May 4, 2007, there were 20,605,218 Shares issued and outstanding as of March 22, 2007. As of May 7, 2007, the Limited Partnerships own in the aggregate 2,179,600 Shares of the Company, as of May 7, 2007 (the "Reporting Date"). Endowment LLC, is the sole general partner of each of the Limited Partnerships. Mr. Philip C. Timon is the sole managing member of Endowment LLC. As a result, Mr. Timon possesses the sole power to vote and the sole power to direct the disposition of the Shares held by the Limited Partnerships as of the Reporting Date. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr. Timon is deemed to beneficially own 2,179,600 Shares, or approximately 10.6% of the Shares deemed issued and outstanding as of the Reporting Date. Mr. Timon's interest in the Shares is limited to his pecuniary interest, if any, in the Limited Partnerships.

          The following table details the transactions in Shares by the Limited Partnerships since the date of event that required the filing by Mr. Timon of Amendment No. 1 to the Schedule 13D with respect to the Company:

        Date               Transaction             Shares           Price
        ----               -----------             ------           -----

      5/2/2007             disposition            305,300          $28.92
      5/2/2007             disposition             16,200          $28.88
      5/3/2007             disposition              2,900          $28.89
      5/3/2007             disposition                800          $28.78
      5/4/2007             disposition             78,700          $29.20
      5/4/2007             disposition              4,400          $29.28
      5/7/2007             disposition             53,800          $28.79


          Except as set forth above, there were no other transactions in Shares or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Timon or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof since the date of event that required the filing by Mr. Timon of Amendment No. 1 to the Schedule 13D with respect to the Company.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            May 8, 2007


                                            /s/ Philip C. Timon
                                            ------------------------------------
                                            Philip C. Timon,  in his capacity as
                                            sole  managing  member of  Endowment
                                            Capital Group, LLC, the sole general
                                            partner  of Endowment  Capital, L.P.
                                            and Long Drive, L.P.



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).